

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 29, 2017

Anthony Wood
President and Chief Executive Officer
Roku, Inc.
150 Winchester Circle
Los Gatos, CA 95032

> **Re:** **Roku, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 23, 2017**
> **CIK No. 0001428439**

Dear Mr. Wood:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

How Our TV Streaming Platform Provides Value to Users, Content Publishers and Advertisers, page 3

1.   We note your response to comment 10 and that your definition of hours streamed includes "non-certified" channels. Please prominently disclose here and where relevant (i.e., under Key Performance Metrics) that non-certified channels are private streaming channels that are not generally available or that restrict access to individuals who receive an access code from the developer of such a channel. Similarly, disclose the purpose for utilizing private channels. For example, it appears private channels allow developers to

test their streaming channels prior to a general release, provide companies a way to present private training programs, or give content providers a means for distributing content that is not intended for a general audience.

Factors Affecting Our Performance

Ability to monetize users and streaming hours, page 65

2.   We note your disclosure that for the six months ended June 30, 2017, hours streamed that included advertising grew to 2.9 billion and that total hours streamed for that period was approximately 6.7 billion. In furtherance of the disclosure requested in our comment 1 of this letter, disclose the approximate number of hours streamed from private or non-certified channels for the six months ended June 30, 2017. To the extent material, also revise your disclosure to reflect that the hours streamed through private channels, which you consolidate under the general "hours streamed" metric, would not provide the same advertising revenue generation potential given that advertisers would not be able to advertise or promote campaigns to users streaming on private or non-certified channels.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications